SEI Investments Distribution Co.

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934
December 31, 2018
(Confidential pursuant to Rule 17a-5(e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEI INVESTMENTS DISTRIBUTION CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks	Pennsylvania	19456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently void OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Maxine J. Chou_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___SEI INVESTMENTS DISTRIBUTION CO._____,

as

of _____December 31_____,20__18____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any

account classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Pennsylvania

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Notary Public

Signature   Maxine J. Chou

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Changes in Financial Condition.
[X]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[X]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[X]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Compliance Report pursuant to 17a-5(d)(1) and (3)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Board of Directors
SEI Investments Distribution Co.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Philadelphia, Pennsylvania
February 25, 2019

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2018

(in thousands of dollars, except share data)

Assets

Cash	$	730
Cash segregated in compliance with federal and other regulations		514
Securities owned, at market value		35,464
Deposits with clearing organizations		450
Receivables from customers, net of allowance for doubtful accounts of $2		1,232
Receivable from affiliate		164
Fees receivable from affiliated funds		8,300
Fees receivable from non-affiliated funds		2,514
Receivables from clearing organizations		2,424
Tax receivable		716
Deferred income tax asset		773
Other assets		638
Total assets		53,919

Liabilities and Shareholder's Equity

Payable to customers		41
Payable to clearing organizations		178
Distribution fees payable		3,485
Payable to parent		1,570
Payable to affiliates		5,722
Accrued soft dollars		5,297
Other liabilities		1,170
Total liabilities		17,463

Shareholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Capital in excess of par value		20,309
Retained earnings		16,146
Total shareholder's equity		36,456
Total liabilities and shareholder's equity	$	53,919

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Co.
Statement of Operations
Year Ended December 31, 2018

(in thousands of dollars)

Revenues		
Brokerage commissions	$	11,076
Distribution and shareholder servicing fees		110,777
Other revenue		1,378
		123,231
Expenses		
Clearing fees		2,852
Distribution and shareholder servicing fees		73,546
Employee compensation and benefits		2,739
Other expenses		7,576
		86,713
Income before income tax		36,518
Provision for income taxes		8,114
Net income	$	28,404

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Co.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

(in thousands of dollars, except share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2018	1,000	$ 1	$ 20,309	$ 9,742	$ 30,052
Net income	—	—	—	28,404	28,404
Dividend	—	—	—	(22,000)	(22,000)
Balance, December 31, 2018	1,000	$ 1	$ 20,309	$ 16,146	$ 36,456

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Co.
Statement of Cash Flows
Year Ended December 31, 2018

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	28,404
Adjustments to reconcile net income to net cash provided by operating activities		
Reversal of allowance for doubtful accounts		(16)
Deferred taxes		224
(Increase) decrease in operating assets		
Net receivables/payables from customers		82
Fees receivable from affiliated funds		1,048
Fees receivable from non-affiliated funds		477
Receivable from affiliate		(105)
Net receivable from clearing organizations		(1,412)
Tax receivable		300
Securities owned, at market value		(5,696)
Other assets		(101)
Increase (decrease) in operating liabilities		
Distribution fees payable		(403)
Payable to parent		(961)
Payable to affiliates		(677)
Payable to clearing organizations		100
Accrued soft dollars		479
Other liabilities		620
Total adjustments		(6,041)
Net cash provided by operating activities		22,363
Cash flows from financing activities		
Payment of dividends		(22,000)
Net cash used in financing activities		(22,000)
Net increase in cash		363
Cash and restricted cash		
Beginning of year		881
End of year	$	1,244
Supplemental disclosure of cash flow information		
Taxes paid	$	3

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2018

(in thousands of dollars)

1. **Organization and Nature of Business**

   SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. **Summary of Significant Accounting Policies**

   Revenue Recognition

   The Company earns revenue from distribution, shareholder servicing and introductory brokerage services. Generally, each of the services promised in the Company's customer agreements is considered a separate performance obligation and is the basis for determining when revenue is recognized. The fees are allocated to each distinct performance obligation and revenue is recognized when, or as, the Company satisfies its promises. However, in certain of the Company's customer agreements, distribution and shareholder servicing activities represent one performance obligation, as the distribution services are not separately identifiable from shareholder servicing promises made in the agreements and, therefore, are not distinct. The consideration for the Company's services is generally variable and included in revenues, when it is improbable that a significant reversal could occur in the future. For certain client agreements, the Company has the discretion to hire a third-party to provide services to its customers. In these circumstances, the Company is generally deemed to control the services before transferring them to our clients, and accordingly present the revenues gross of the related third-party costs.

   The Company adopted the requirements of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (Accounting Standards Codification (ASC) 606 (ASC 606)) using the modified retrospective method effective January 1, 2018. There was no cumulative effect adjustment to retained earnings as of January 1, 2018 as a result of the adoption of ASC 606. In connection with the adoption of this guidance, the Company reevaluated its revenue contracts and determined that the new guidance did not change the timing of when the Company recognizes revenue. However, the Company concluded that certain fees earned relating to services performed for Affiliated Funds could no longer be reported net of the expenses paid to other parties that perform such services, as the Company was deemed, under the new guidance, to have control over the services before they are transferred to the customer. In addition, it was concluded that the Company is an agent in its soft-dollar arrangements, and accordingly, the related brokerage commissions earned should be recorded net of the amounts paid for the soft-dollar arrangement. See details below.

   Brokerage fees
   SIDCO earns commissions or brokerage fees on securities transactions executed on behalf of its clients and records those commissions on a trade date basis. The Company believes that brokerage services when not part of a soft-dollar arrangement represent a single performance obligation as the promised services are not separately identifiable from other promises in the contract and, therefore, are not distinct. The performance obligation for brokerage services is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred

9

(in thousands of dollars)

to/from the customer. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition. Cash is received by SIDCO from various clearing brokers, net of applicable clearing costs. In 2018, clearing costs were $2,852. Under ASC 606, clearing costs continue to be presented on a gross basis.

Brokerage fees are earned through various programs offered by SIDCO, including soft dollars, commission recapture and mutual fund expense offset. SIDCO often rebates a portion of the soft dollar commissions it earned back to third party asset managers via research vendors. SIDCO also rebates a portion of the commission recapture and mutual fund expense offset commissions it earned back to its clients. As a result of the adoption of ASC 606, research services provided by the Company to customers in soft dollar arrangements were determined to be a separate performance obligation. Research services are provided by third parties and paid directly by the broker-dealer on the customer's behalf. It was determined that SIDCO is considered an agent in these transactions since it does not control the research services before they are transferred to the customer. Accordingly, effective January 1, 2018, brokerage fees are recorded in revenues net of amounts paid or payable for research services under the soft-dollar arrangement. These amounts were previously recorded gross as revenue and an expense.

For 2018, soft dollar expenses netted against brokerage fee revenues were $16,680. As of December 31, 2018, amounts owed to customers related to the commission recapture program was $41.

Distribution and Shareholder Servicing Fees

Distribution and shareholder servicing fees for the year ended December 31, 2018 are comprised of the following:

Distribution and Shareholder Servicing Fees performed for:	
• Affiliated Funds	$108,225
• Non Affiliated Funds	43
ETF Order-Taking Revenue	2,406
Other	103
	$110,777

Distribution Agreements

The Company has distribution arrangements with various pooled investment vehicles (funds) to distribute shares to investors. In addition, in certain circumstances, the distribution arrangements include both distribution and shareholder servicing activities. In these combined arrangements, the distribution and shareholder servicing activities are not separately identifiable. In all of these arrangements, the Company typically receives distribution fees over time, based on the assets under management in these funds, which change based on fluctuations in financial markets and net cash flows of the fund. Accordingly, this represents variable consideration. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Accordingly, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Distribution fees recognized in the current

(in thousands of dollars)

period are primarily related to performance obligations that have been satisfied in prior periods.

Shareholder Servicing Agreements

The Company has shareholder servicing arrangements with various pooled investment vehicles (funds). The Company provides shareholder servicing services on a daily basis. The Company believes the performance obligation for providing shareholder servicing activities is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets as well as fees based on the costs of providing the service. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The fees are generally constrained, and excluded from revenue, until the costs have been incurred or the asset values on which the billing is based are not subject to financial market volatility.

Fees earned and not received are recorded in Fees receivable from affiliated and non- affiliated funds on the accompanying Statement of Financial Condition. SIDCO generally outsources the fulfillment of these distribution and shareholder servicing fees to other entities. The majority of these distribution and shareholder servicing fees are performed by a wholly owned subsidiary of SEI, SEI Private Trust Company (SPTC), while others are performed by unrelated third parties. Depending on the terms and conditions of these various arrangements, the revenues related to these services are either recorded on a gross or net basis under ASC 606.

In 2018, the total aggregate Distribution and Shareholder Servicing Fees earned from the Affiliated Funds were $108,225. During 2018, SPTC was paid $70,988 by SIDCO for their services. SIDCO records these revenues on a gross basis in accordance with ASC 606. In addition, certain third parties also performed distribution and shareholder services for SIDCO for which the related revenue is also recorded on a gross basis. These unrelated third parties were paid $2,588 during 2018.

For non-affiliated funds, third party distributors provide the majority of these distribution and shareholder services. The Company records these revenues on a net basis as the Company is considered an agent since it does not control these services before they are transferred to the customer. In 2018, the total amount of Distribution and Shareholder Servicing fees earned from the non-affiliated Funds were $34,665. SIDCO paid $34,622 to third-party sub-distributors for their services in 2018 related to these revenues. Accordingly, for 2018, the net distribution and shareholder servicing fees of $43 are reflected within Distribution and Shareholder Servicing fee revenue in the Statement of Operations.

The Company does not outsource the ETF order-taking services it provides to its various exchange traded fund (ETF) clients. Accordingly, the revenues are recorded gross with the related costs recorded in employee compensation and benefits.

Advisers of several mutual fund companies appointed SIDCO as their agent for the purpose of paying certain fees imposed on the advisors that are not payable by the fund. Acting as a "paying agent", in 2018, SIDCO collected $22,555 from the advisers and distributed the same amount to third party intermediaries. Accordingly, net paying agent fees of $0 are reflected within Distribution and Shareholder Servicing Fees in the Statement of Operations.

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2018

(in thousands of dollars)

Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $514 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2018, SIDCO has recorded no liabilities with regard to this potential obligation. During 2018, SIDCO paid no amounts to the clearing brokers related to these transactions.

Fair Value of Financial Instruments

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of U.S. government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of our financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

(in thousands of dollars)

	Total	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 4,572	$ 4,572	$ —	$ —
U.S. Government Agency Securities	30,892	—	30,892	—
	$ 35,464	$ 4,572	$ 30,892	$ —

Proprietary Transactions
Securities owned are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. The resulting gains or losses for securities owned are reflected in other revenue on the statement of operations. Profit and loss from securities transactions entered into by the Company are reported on a trade date basis.

Mutual Funds
The fair value of the Company's Level 1 financial assets consist of investments in SEI sponsored open ended money market mutual funds that are quoted daily.

U.S. Government Agency Securities
All of the Company's investments in government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company analyzed this information for the purpose of classifying the securities into the appropriate level within the fair value hierarchy and to ensure that each pricing model for each asset class provided the fair value of those specific securities in accordance with generally accepted accounting principles. The Company continually monitors the price of each security for any unanticipated deviations from the previously quoted price or deviations from anticipated changes in a security's price based upon an assessment of market factors and other factors relative to a specific issue expected to affect a security's price. In the event a security price changed in excess of management's pre-established tolerance levels, additional analyses are conducted, which may include the comparison of the security's price to other independent pricing vendors. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment.

Allowance for Doubtful Accounts
SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $2 at December 31, 2018.

(in thousands of dollars)

Accrued Soft Dollars
SIDCO offers soft dollar program services to its clients, where SIDCO provides brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the accompanying statement of financial condition include $5,297 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital Requirements**

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2018, SIDCO had net capital of $23,310, which exceeded its minimum requirement by $23,060.

4. **Income Taxes**

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below.

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2018

(in thousands of dollars)

Income tax expense consists of the following:

Current		
Federal	$	7,016
State		894
		7,910
Deferred		
Federal		(60)
State		264
		204
	$	8,114

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was signed into law. The law included numerous changes to the current tax law including a permanent reduction in the corporate tax rate from 35.0 percent to 21.0 percent.

The federal and unitary state income tax expense was calculated by multiplying SEI's federal and unitary state effective income tax rates by SIDCO's pre-tax accounting income. SIDCO also provided income taxes on a separate company basis for states which do not allow a unitary filing. The provision recorded approximates SIDCO's current and deferred tax expense had SIDCO filed a separate tax return.

The effective income tax rate differs from the federal income tax statutory rate for the following reasons:

Statutory rate	21.00 %
State taxes, net of federal tax expense	2.48 %
Tax Benefit from Stock Option exercises	(1.26)%
	22.22 %

SIDCO applies the guidance in ASU 2016-09 which records the excess tax benefits from stock option exercises as a reduction of income tax expense in the reporting period in which the exercise occurs.

At December 31, 2018, SIDCO has net deferred income tax assets of $773. There is a valuation allowance against deferred tax assets in the amount of $4,579. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2018, SIDCO has eligible state net operating loss carryforward of $52,291 which, if not utilized, will expire in the years 2020-2023.

(in thousands of dollars)

The tax effect of temporary differences representing deferred income tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$	(64)
Book/tax difference of recorded assets		(431)
Revenue recognized in different periods		1
Stock based compensation expense		761
State net operating loss carryforward		5,225
Valuation allowance on certain deferred tax assets		(4,579)
Federal income effect of state tax		(140)
Net deferred tax asset	$	773

The Company classifies all interest and penalties as income tax expense. The Company had no interest or penalties in 2018. The Company did not have any unrecognized tax benefit as of December 31, 2018.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

5.   Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial condition, results of operations, changes in shareholder's equity and cash flows of SIDCO presented in the accompanying financial statements may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. In 2018, gross distribution and shareholder servicing fees received by SIDCO from the affiliated RICs was $108,225. In 2018, SIDCO paid $70,988 to SPTC for shareholder services pertaining to SEI Funds F shares. Fees receivable from affiliated funds amounted to $8,300 and are reflected on the accompanying Statement of Financial Condition. The payable for servicing fees of $5,422 to SPTC is included in the payable to affiliates account on the accompanying Statement of Financial Condition. The Company also serves as an introducing broker-dealer for securities transactions of SEI-sponsored investment products and recognized $2,001 in commissions during 2018 related to these services. These fees are reflected in Brokerage commissions on the accompanying Statement of Operations.

Certain clients of SIDCO use soft dollars to pay for research provided by an affiliate, SEI Global Services (SGS). The payable of $300 to SGS is included in the payable to affiliates account on the accompanying Statement of Financial Condition.

(in thousands of dollars)

Certain costs are allocated by SEI and its affiliates to SIDCO which include: office space, medical premiums, payroll taxes, 401k match, insurance, accounting and legal services, management expense, marketing costs, human resources, server costs and telephone. Costs allocated from SEI and its affiliates of $413 and $6,370 are reflected in Employee compensation and benefits, and Other expenses, respectively, on the Statement of Operations.

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $5,000 dividend to SEI on January 23, 2018, a $5,500 dividend on April 20, 2018, a $5,500 dividend on July 26, 2018 and a $6,000 dividend on October 30, 2018.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to SEI's financial performance. Stock options vest at a rate of 50 percent when a specified diluted earnings per share target is achieved, and the remaining 50 percent when a second, higher-specified diluted earnings per share target is achieved. Options do not vest due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 and 2018 include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. Earnings per share targets exclude the impact of stock-based compensation and are established at time of grant. The targets are measured annually on December 31. The amount of stock based compensation expense recognized in the period is based upon management's estimate of when the earnings per share targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. SEI uses a combination of historical and implied volatility.

(in thousands of dollars)

The weighted average fair value of SEI's stock options granted during 2018 were $12.78 using the following assumptions:

Expected term (in years)	6.37
Expected volatility	25.54%
Expected dividend yield	1.40%
Risk-free interest rate	2.79%

The Company recognized $105 ($82, net of deferred tax benefit of $23) of stock-based compensation expense in its financial statements in the year ended December 31, 2018. As of December 31, 2018, there was approximately $251 of unrecognized compensation cost remaining related to unvested employee stock options. The Company estimates that compensation cost will be recognized according to the following schedule:

Period	Stock-Based Compensation Expense	
2019	$	84
2020		85
2021		48
2022		23
2023		11
	$	251

This table presents certain information relating to SEI's stock option plans for 2018:

	Number of Shares		Weighted Average Price
Balance as of January 1, 2018	109,750	$	31.66
Granted	8,000		48.47
Exercised	(18,375)		22.06
Balance as of December 31, 2018	99,375	$	34.78
Exercisable as of December 31, 2018	74,500	$	28.88

As of December 31, 2018, there were 74,500 shares exercisable. The expiration dates for options at December 31, 2018 range from December 15, 2019 to December 11, 2028 with a weighted average remaining contractual life of options outstanding of 5 years.

SEI Investments Distribution Co.
Notes to Financial Statements
December 31, 2018

(in thousands of dollars)

This table summarizes information relating to all options outstanding and exerciseable at December 31, 2018:

Range of Exercise Prices Per Share	Options Outstanding at December 31, 2018			Options Exercisable at December 31, 2018		
	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$14.62-$21.05	26,250	$ 16.84	1.9	26,250	$ 16.84	1.9
$22.45-$23.86	19,500	23.32	2.8	19,500	23.32	2.8
$27.03-$40.64	20,500	37.12	5.5	15,000	35.82	5.3
$45.99-$53.16	17,625	49.10	8.9	4,250	49.63	8.0
$53.34-$71.12	15,500	60.22	7.8	9,500	53.34	7.0
	99,375	$ 34.78	5.0	74,500	$ 28.88	3.8

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

6. Concentration of business risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned 78% of its brokerage commissions through one broker in 2018 of which $919 is included in Receivables from clearing organizations and $250 in Deposits on the accompanying Statement of Financial Condition. Approximately 59% of SIDCO's clearing expense in 2018 was paid to the same broker.

7. Subsequent Events

The Company performed an evaluation of subsequent events through February 25, 2019, which is the date the financial statements were made available to be issued.

SIDCO paid a $6,000 dividend to SEI on January 24, 2019.

Supplemental Information

SEI Investments Distribution Co.
Computation of Net Capital
December 31, 2018   Schedule I

(in thousands of dollars)

Total ownership equity qualified for net capital		$	36,456
Subordinated debt allowable for net capital			—
Total capital and allowable subordinated liabilities			36,456
Deductions and/or charges			
Total non-allowable assets from Statement of Financial Condition	$ 12,989		
Additional charges for customers' and non-customers security accounts	1		
Aged fail-to-deliver			
Aged short security differences	—		
Secure demand note deficiency	—		
Commodity future contracts and spot commodities			
proprietary capital charges	—		
Deductions for accounts carried under 15c3-1(a)(6)(a)(7)(c)(2)(x)	—		
Total deductions and/or charges			12,990
Net capital before haircuts on securities positions			23,466
Haircuts on securities			
Contractual securities commitments	—		
Subordinated securities borrowings	—		
Trading and investment securities			
Bankers acceptances, certificates of deposit and commercial paper	2		
U.S. and Canadian government obligations	63		
State and municipal government obligations	—		
Corporate obligations	—		
Stocks and warrants	—		
Options	—		
Arbitrage	—		
Other securities	91		
Other/list	—		
Total haircuts on securities			156
Net capital		$	23,310
Computation of Alternate Net Capital			
Aggregate debit items			—
2% of aggregate debit items			—
Minimum dollar net capital requirement of reporting			
broker or dealer		$	250
Net capital requirement		$	250
Excess net capital		$	23,060
Percentage of net capital to aggregate debits			.00%
Percentage of net capital, after anticipated capital withdrawals,			
to aggregate debits			.00%
Net capital in excess of the greater of 5% of combined Aggregate debit			
items or 120% of minimum net capital requirement		$	23,010

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

SEI Investments Distribution Co.
Computation for Reserve Requirements Under 15c3-3
December 31, 2018 — Schedule II

(in thousands of dollars)

Credit balances		
Free credit balances and other credit balances in customer's security account Rule 15c3-3)	$	41
Monies borrowed collateralized by securities carried for the account of customers		—
Monies payable against customer's securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		—
Other (list)		—
Total credits	$	41
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Other (list)		—
Aggregate debit items		—
		—
Less: 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		—
Total 15c3-3 debits		—
Excess of debits over total credits		—
Excess of total credits over total debits		41
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period	$	514

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

SEI Investments Distribution Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018 — Schedule III

(in thousands of dollars)

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of December 31, 2008) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ —
Number of items	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ —
Number of items	—

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Supplementary Report of Independent Registered Public Accounting Firm



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
SEI Investments Distribution Co.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by SEI Investments Distribution Co. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2019



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
SEI Investments Distribution Co.:

We have examined the statements made by SEI Investments Distribution Co. (the Company), included in the accompanying *SEI Investments Distribution Co. Compliance Report*, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018; (2) the Company's internal control over compliance was effective as of December 31, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or the Account Statement Rule (NASD Rule 2340) of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, SEI Investments Distribution Co.'s statements referred to above are fairly stated, in all material respects.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2019

SEI Investments Distribution Co. Compliance Report

SEI Investments Distribution Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d) (1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

SEI Investments Distribution Co.

I, Maxine J. Chou, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Signature

Title: Chief Financial Officer and Financial and Operations Principal

Date: February 25, 2019